Exhibit 99.1

Kamada Reports Third Quarter and First Nine Months of 2021 Financial Results,

and Strategic Transformational Acquisition of a Portfolio of Four FDA-Approved Plasma-Derived Hyperimmune Commercial Products

●	Third Quarter 2021 Revenues were $23.0 Million and Total Revenues for the First Nine Months of 2021 were $72.2 Million

●	Kamada has Acquired a Portfolio of Four FDA-Approved Plasma-Derived Hyperimmune Commercial Products from Saol Therapeutics; Transaction Supports Kamada’s Strategy of Evolving into a Fully-Integrated Specialty Plasma Company with Strong Commercial Capabilities in the U.S. and Further Enhances Kamada’s Global Leadership in Development, Manufacturing and Commercialization of Plasma-Derived Hyperimmune Products

●	Transition of GLASSIA® Manufacturing to Takeda now Complete and Agreement Will Enter Royalty Phase in 2022; Provides Kamada with Plant Capacity to Pursue New Plasma-Derived Product Opportunities

●	Ongoing Expansion of Plasma Collection Capacity at Recently Acquired U.S. Plasma Collection Center; Company Continues Process of Opening Additional U.S. Centers

●	Pivotal Phase 3 InnovAATe Trial for Inhaled AAT for Treatment of Alpha-1 Antitrypsin Deficiency Progressing as Planned with a Recent Positive Review by the Study’s Data and Safety Monitoring Board

REHOVOT, Israel – November 22, 2021 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three and nine months ended September 30, 2021.

“As our business continues to perform as expected in 2021, we look ahead to several exciting potential growth catalysts for the Company,” said Amir London, Kamada’s Chief Executive Officer. “We are thrilled to separately announce a new important growth driver for our business with the strategic acquisition of a portfolio of four U.S. Food and Drug Administration (FDA)-approved plasma-derived hyperimmune commercial products from Saol Therapeutics. As a result of this transaction, Kamada is strengthening its global leadership position in the plasma-derived specialty hyperimmune market. The annual global revenue of the acquired portfolio in 2021 is expected to be between $40 million to $45 million, with approximately 75% and 20% of sales generated in the U.S. and Canada, respectively. This is a strategic and synergistic acquisition for Kamada and furthers our core objective of entering 2022 as a fully-integrated specialty plasma company, with strong commercial capabilities in the U.S. market. We expect to leverage our existing strong international distribution network to grow the acquired portfolio revenues in new geographic markets.”

“We have now transferred our GLASSIA® manufacturing responsibilities to Takeda and will begin receiving royalty payments in 2022 at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040. We project receiving royalties from Takeda in the range of $10 million to $20 million per year from 2022 to 2040. In addition, we continue to advance the process aimed at both expanding our current U.S. plasma collection center in Texas and opening additional U.S. centers by leveraging our existing FDA license. We view the opening of new U.S. plasma collection centers as a significant growth opportunity for Kamada, and an important step in becoming a vertically integrated specialty plasma products company. Lastly, we continue to progress the pivotal Phase 3 InnovAATe clinical trial of our proprietary Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (AATD). We are encouraged by a recent Data and Safety Monitoring Board (DSMB) review that concluded that the data generated to date support the continuation of the trial without the need for modifications,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2021

●	Total revenues were $23.0 million in the third quarter of 2021, compared to $35.3 million recorded in the third quarter of 2020.

●	Gross profit was $5.7 million in the third quarter of 2021, compared to $14.8 million reported in the third quarter of 2020.

●	Net loss was $0.8 million, or ($0.02) per share, in the third quarter of 2021, as compared to net income of $6.8 million, or $0.15 per share, in the third quarter of 2020.

●	Adjusted EBITDA, as detailed in the tables below, was $0.6 million in the third quarter of 2021, as compared to $9.3 million in the third quarter of 2020.

●	Cash used in operating activities was $2.7 million in the third quarter of 2021, as compared to cash provided by operating activities of $2.4 million in the third quarter of 2020.

Financial Highlights for the Nine Months Ended September 30, 2021

●	Total revenues were $72.2 million in the first nine months of 2021, compared to $101.7 million recorded in the first nine months of 2020.

●	Gross profit was $23.7 million in the first nine months of 2021, compared to $37.4 million reported in the first nine months of 2020.

●	In connection with the transition of GLASSIA manufacturing to Takeda, during the second and third quarter of 2021, the Company completed the planned workforce downsizing. Kamada incurred a one-time expense of $0.6 million in the second and third quarter of 2021 related to excess severance remuneration for the employees who were laid-off as part of this downsizing. The downsizing process is expected to result in an annualized reduction of approximately 10% in overall labor costs.

●	Net income was $2.8 million, or $0.06 per share, in the first nine months of 2021, as compared to net income of $15.5 million, or $0.35 per share, in the first nine months of 2020.

●	Adjusted EBITDA, as detailed in the tables below, was $6.7 million in the first nine months of 2021, as compared to $21.1 million in the first nine months of 2020. Adjusted EBITDA in the first nine months of 2021, excluding one-time severance expenses, was $7.3 million.

●	Cash used in operating activities was $3.9 million in the first nine months of 2021, as compared to cash provided by operating activities of $6.4 million in the first nine months of 2020.

Balance Sheet Highlights

As of September 30, 2021, the Company had cash, cash equivalents, and short-term investments of $99.8 million, as compared to $109.3 million on December 31, 2020. The Company’s working capital as of September 30, 2021, comprising of current assets (excluding cash and cash equivalents, and short-term investments) net of current liabilities, increased by $8.8 million, to $52.5 million.

Conference Call

Kamada management will host an investment community conference call on Monday, November 22, at 8:30am Eastern Time to discuss the strategic acquisition and these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13724183. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1514936&tp_key=496c90a208

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. During November 2021, the Company acquired a portfolio of four FDA-approved plasma derived hyperimmune products comprising of CYTOGAM®, WINRHO®, HEPAGAM® and VARIZIG®, these products are distributed in the U.S., Canada, and additional markets worldwide. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial, and a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) anticipation of receiving royalties from Takeda in the range of $10 million to $20 million per year from 2022 to 2040, 2) optimism about strategic business development opportunities that will utilize and expand our core plasma-derived development, manufacturing, and commercialization expertise, 3) the belief that those opportunities are may be significant steps toward accomplishing our strategic goal of becoming a fully integrated specialty plasma company, 4) plans for the opening of additional plasma collection centers in the U.S. by leveraging our FDA license, 5) workforce downsizing resulting in an approximate 10% annual labor cost reduction, 6) being encouraged by a recent DSMB review relating to Phase 3 InnovAATe clinical trial that concluded that the data collected to date supports the continuation of the trial without a need for modifications, 7) anticipated global revenue of the acquired product portfolio between $40 million to $45 million in 2021, and 8) the acquisition advancing Kamada’s objective of entering 2022 as fully integrated specialty plasma company, with strong commercial capabilities in the U.S. market, strengthening its global leadership position in the plasma-derived specialty hyperimmune market. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of this new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, including plasma-derived IgG treatment for COVID-19 and the level of demand for such product, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITTION

	As of September 30,		As of December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$99,840	$52,487	$70,197
Short-term investments	-	47,230	39,069
Trade receivables, net	26,548	28,643	22,108
Other accounts receivables	4,392	3,533	4,524
Inventories	48,163	42,618	42,016
Total Current Assets	178,943	174,511	177,914

Non-Current Assets
Property, plant and equipment, net	25,856	25,323	25,679
Right-of-use-assets	3,361	3,694	3,440
Other long term assets	3,380	1,081	1,573
Contract assets	4,987	1,438	2,059
Deferred taxes	-	298	-
Total Non-Current Assets	37,584	31,834	32,751
Total Assets	$216,527	$206,345	$210,665

Current Liabilities
Current maturities of bank loans	$52	$322	$238
Current maturities of lease liabilities	1,181	1,038	1,072
Trade payables	19,010	15,110	16,110
Other accounts payables	6,346	6,236	7,547
Deferred revenues	-	486	-
Total Current Liabilities	26,589	23,192	24,967

Non-Current Liabilities
Bank loans	-	48	36
Lease liabilities	3,283	3,589	3,593
Deferred revenues	3,575	1,525	2,025
Employee benefit liabilities, net	1,467	1,262	1,406
Total Non-Current Liabilities	8,325	6,424	7,060

Shareholder’s Equity
Ordinary shares	11,720	11,703	11,706
Additional paid in capital	210,005	209,650	209,760
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	35	234	357
Capital reserve from share-based payments	4,817	4,550	4,558
Capital reserve from employee benefits	(320)	(356)	(320)
Accumulated deficit	(41,154)	(45,562)	(43,933)
Total Shareholder’s Equity	181,613	176,729	178,638
Total Liabilities and Shareholder’s Equity	$216,527	$206,345	$210,665

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2021	2020	2021	2020	2020
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$57,316	$77,633	$17,123	$29,691	$100,916
Revenues from distribution	14,857	24,071	5,911	5,634	32,330

Total revenues	72,173	101,704	23,034	35,325	133,246

Cost of revenues from proprietary products	35,605	43,817	12,078	15,936	57,750
Cost of revenues from distribution	12,835	20,500	5,226	4,568	27,944

Total cost of revenues	48,440	64,317	17,304	20,504	85,694

Gross profit	23,733	37,387	5,730	14,821	47,552

Research and development expenses	7,909	10,335	2,545	3,365	13,609
Selling and marketing expenses	3,803	3,297	1,256	1,179	4,518
General and administrative expenses	8,803	7,133	2,691	2,514	10,139
Other expenses	612	34	42	-	49
Operating income	2,606	16,588	(804)	7,763	19,237

Financial income	277	865	68	250	1,027
Income (expense) in respect of securities measured at fair value, net *	-	102	-	-	102
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	74	(696)	(48)	(761)	(1,535)
Financial expenses	(178)	(204)	(61)	(69)	(266)
Income before tax on income	2,779	16,655	(845)	7,183	18,565
Taxes on income	-	1,144	-	348	1,425

Net Income	$2,779	$15,511	$(845)	$6,835	$17,140

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	-	(188)	-	-	(188)
Gain (loss) on cash flow hedges	25	516	68	75	876
Net amounts transferred to the statement of profit or loss for cash flow hedges	(347)	(273)	(91)	(266)	(528)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	-	-	64
Tax effect	-	29	-	14	19
Total comprehensive income	$2,457	$15,595	$(868)	$6,658	$17,383

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.06	$0.35	$(0.02)	$0.15	$0.39
Diluted net earnings per share	$0.06	$0.35	$(0.02)	$0.15	$0.38

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$2,779	$15,511	$(845)	$6,835	$17,140

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	3,612	3,632	1,240	1,252	4,897
Financial expenses (income), net	(173)	(67)	41	580	672
Cost of share-based payment	504	853	134	265	977
Taxes on income	-	1,144	-	348	1,425
Loss (gain) from sale of property and equipment	-	(7)	-	(1)	(7)
Change in employee benefit liabilities, net	61	(7)	38	(5)	201
	4,004	5,548	1,453	2,439	8,165
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(4,446)	(5,540)	1,200	(8,956)	1,332
Decrease (increase) in other accounts receivables	1,556	972	(73)	231	115
Decrease (Increase) in inventories	(5,963)	555	(3,562)	5,028	1,157
Increase in deferred expenses	(4,759)	(2,464)	(2,397)	(1,553)	(3,085)
Increase (decrease) in trade payables	2,725	(10,488)	1,586	(7,769)	(9,560)
Increase (decrease) in other accounts payables	(1,482)	426	(683)	740	1,736
Decrease in deferred revenues	1,550	1,190	550	397	1,204
	(10,819)	(15,349)	(3,379)	(11,882)	(7,101)
Cash received (paid) during the period for:

Interest paid	(139)	(158)	(32)	(51)	(209)
Interest received	357	891	140	290	1,211
Taxes paid	(32)	(87)	(9)	(13)	(101)
	186	646	99	226	901

Net cash provided by (used in) operating activities	$(3,850)	$6,356	$(2,672)	$2,382	$19,105

CONSOLIDATED STATEMENTS OF CASH FLOWS (CON)

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$39,083	$(15,646)	$36,116	$-	$(7,646)
Purchase of property and equipment and intangible assets	(2,986)	(3,372)	(1,523)	(1,471)	(5,488)
Proceeds from sale of property and equipment	-	7	-	1	7
Acquisition of subsidiary (LLC), net (1)	(1,404)	-	-		-
Net cash provided by (used in) investing activities	34,693	$(19,011)	34,593	(1,470)	(13,127)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	14	61	4	41	64
Repayment of lease liabilities	(903)	(815)	(308)	(275)	(1,103)
Repayment of long-term loans	(221)	(373)	(15)	(127)	(492)
Proceeds from issuance of ordinary shares, net	-	24,894	-	-	24,895

Net cash provided by (used in) financing activities	(1,110)	23,767	(319)	(361)	23,364

Exchange differences on balances of cash and cash equivalent	(90)	(1,287)	(178)	(699)	(1,807)

Increase (decrease) in cash and cash equivalents	29,643	9,825	31,424	(4,912)	27,535

Cash and cash equivalents at the beginning of the period	70,197	42,662	68,416	57,399	42,662

Cash and cash equivalents at the end of the period	$99,840	$52,487	$99,840	$52,487	$70,197

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$769	$539	$181	$194	$539
Purchase of property and equipment	$352	$973	$352	$973	$722

Appendix A (1)	Nine months period Ended September, 30 2021
Acquisition of a subsidiary that was first consolidated

Current Assets (exclusive of cash and cash equivalents)	(184)
Non Current Assets	(1,460)
Current Liabilities	240
(1,404)

Adjusted EBITDA
	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2021	2020	2021	2020	2020
	In thousands
Net income	$2,779	$15,511	$(845)	$6,835	$17,140
Taxes on income	-	1,144	-	348	1,425
Financial expense (income), net	(173)	(67)	41	580	692
Depreciation and amortization expense	3,612	3,632	1,240	1,252	4,897
Non-cash share-based compensation expenses	504	853	134	265	977
Adjusted EBITDA	$6,722	$21,073	$570	$9,280	$25,131

Adjusted net income
	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2021	2020	2021	2020	2020
	In thousands
Net income	$2,779	$15,511	$(845)	$6,835	$17,140
Share-based compensation charges	504	853	134	265	977
Adjusted net income	$3,283	$16,364	$(711)	$7,100	$18,117